

November 3, 2023

Jiawen Miao
Chief Executive Officer
Harden Technologies Inc.
Building 8, No. 6 Jingye Road
Zhongshan City
PR China 528400

>   **Re: Harden Technologies Inc.**
>   **Amendment No. 5 to Registration Statement on Form F-1**
>   **Filed October 23, 2023**
>   **File No. 333-269755**

Dear Jiawen Miao:

   We have reviewed your amended registration statement and have the following comments.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 21, 2023 letter.

Amendment No. 5 to Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Other income, net, page 62

1.   Disclose in detail within MD&A and your financial statement footnotes the facts and circumstances that resulted in the recognition of $627,750 of Other Income "due to part of a 2022 tax refund that was received in the first half of fiscal year 2023" and advise us. Explain to us why receiving a refund resulted in the recognition of income. Tell us why a receivable was not recorded in your year-end financial statements. Also, tell us why it was not reported within the Provision (benefit) for income taxes line-item and where you have disclosed it in your interim and year-end financial statement footnotes.

General

2.   We note your response to prior comment 3; however, we continue to note changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It continues to be unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 13, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. As nonexclusive examples, on page 28, you no longer address the fact that that laws, regulations, or policies in the PRC could change rapidly or that the Chinese government may intervene in or influence your operations at any time. Please tell us the reasons for these changes or revise your disclosure throughout the registration statement as applicable.

Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bradley A. Haneberg